Filed under Rule 424(b)(3)
              Prospectus relates to registration Statement No. 33-74162

                  ULTRAMAR DIAMOND SHAMROCK CORPORATION
              STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                      COMMON STOCK ($.01 PAR VALUE)

     This Prospectus relates to shares of Common Stock, $. 01 par value ("Common Stock") of Ultramar Diamond Shamrock Corporation, a Delaware corporation (the "Company"), offered pursuant to the Stock Purchase and Dividend Reinvestment Plan (the "Plan") of the Company. The Plan provides eligible holders of the Company's Common Stock (the "Common Stock") with a simple and convenient method of purchasing additional shares of Common Stock without service charges or brokerage fees.

     A participant in the Plan obtains additional shares of Common Stock by:

     - reinvesting cash dividends on all or a portion of shares registered in the name of the participant as well as on those shares held in the Plan; and

     - making optional cash payments of up to a maximum of $10,000 in any calendar quarter (but in no event more than an aggregate of $25,000 per calendar year).

     Reinvested cash dividends and optional cash payments will be used to purchase authorized but unissued shares of the Company or shares held by the Company as treasury stock, shares purchased in the open market by an agent independent of the Company, or a combination of the foregoing. The price of Common Stock purchased under the Plan will be the average of the high and low sales prices of the Company's Common Stock on the New York Stock Exchange on the date of purchase (the "Market Price Average") or, in the case of open market purchase, the weighted average purchase price excluding transaction costs (the "Market Purchase Price"). Those holders of Common Stock who do not participate in the Plan will receive cash dividends, as declared, in the usual manner.

     This Prospectus relates to 2,000,000 shares of Common Stock of the Company registered for sale under the Plan. Common Stock is listed and traded on the New York Stock Exchange and a foreign exchange. Common Stock is traded under the symbol "UDS." The reported closing price of UDS Common Stock on the New York Stock Exchange on October 31, 1997 was $30.875 per share.

PARTICIPANTS SHOULD RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
     SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
     OFFENSE.

              The date of this Prospectus is November 3, 1997.


                          AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional offices of the
Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's web site address, http://www.sec.gov.

     In addition, certain securities of the Company are listed on the New York Stock Exchange (the "NYSE") and the Montreal Exchange (the "ME"). Material filed by the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and the ME at 800 Victoria Square, Montreal, Quebec, Canada H4Z 1A9. The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to said Registration Statement.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the commission are incorporated herein by reference:

     (a) Annual Report of the Company on Form 10-K for the year ended December 31, 1996.

     (b) Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     (c) Current Report on Form 8-K dated March 4, 1997, and Amendment to Current Report on Form 8-K/A dated March 4, 1997.

     (d)  Current Report on Form 8-K dated June 20, 1997.

     (e)  Current Report on Form 8-K dated September 25, 1997.

     (f)  Proxy Statement of the Company dated May 6, 1997.

     (g) Description of the capital stock of the Company contained in the Company's Registration Statement on Form S-3 (File No.
          333-28737).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person (including any beneficial owner) to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to Ultramar Diamond Shamrock Corporation, P.O. Box 696000, San Antonio, Texas 78269-6000, Attention: Director, Investor Relations (telephone number: 1-800-333-3377 ext. 2020).

                              THE COMPANY

     Ultramar Diamond Shamrock Corporation was the surviving corporation in the merger (the "UDS Merger") of two leading North American independent refining and marketing companies, Ultramar Corporation and Diamond Shamrock, Inc., which was completed in December 1996. The Company is a leading independent refiner and marketer of high-quality petroleum products in the Southwest United States, the Northeast United States and Eastern Canada. In 1996, the Company sold over 400,000 barrels per day ("BPD") of petroleum products and had total revenues of $10.2 billion. In the Southwest United States, the Company owns and operates a 150,000 BPD refinery near Amarillo, Texas, a 100,000 BPD refinery near Long Beach California and a 90,000 BPD refinery near San Antonio, Texas. The Company markets petroleum products and a broad range of convenience store items and other merchandise in the Southwest United States under the Diamond Shamrock, Beacon, and Ultramar brand names through a network of approximately 3,000 outlets located across ten states in the United States. The Company is also one of the largest independent petroleum refining and marketing companies in the Northeast United States and Eastern Canada, owning and operating a 160,000 BPD refinery in St. Romuald, Quebec and marketing petroleum products through approximately 1,320 retail outlets and 84 unattended facilities in Eastern Canada. The Company is also one of the largest retail home heating oil companies in the Northeast United States and Eastern Canada, selling heating oil to approximately 210,000 households.

     The Company's principal executive offices are located at 6000 N. Loop 1604 W., San Antonio, Texas 78249-1112, telephone (210) 592-2000.

                             USE OF PROCEEDS

     The Company intends to use the proceeds of the sale of any shares of Common Stock purchased from the Company under the Plan for general corporate purposes. Since the Company does not know how many shares of Common Stock will be sold under the Plan, or the number of such shares that will be acquired from it, rather than in open market purchases, the Company is unable to predict the amount of proceeds that will be generated by this offering.

                         DESCRIPTION OF THE PLAN

     The Plan was approved by the Board of Directors of the Company ("Board" or "Board of Directors") on October 19, 1993. The Plan consists of the following questions and answers.

PURPOSE

1.   What is the purpose of the Plan?

     The purpose of the Plan is to offer a simple and convenient way for holders of Common Stock to increase their ownership of shares of Common Stock, without payment of any brokerage commissions or service charges. Participants will have cash dividends on some or all shares registered in the name of such participant (each, a "Participating Share") as well as on those shares held in the Plan (each, a "Plan Share") automatically reinvested in additional shares of Common Stock. Participants may make optional cash payments that will be invested in Common Stock whether or not they elect to have dividends reinvested on other Common Stock they own.

ADVANTAGES

2.   What are the advantages of the Plan?

     Automatic Reinvestment of Cash Dividends: Cash dividends on all or any portion of the Common Stock registered in a participant's name are automatically reinvested in additional Common Stock.

     Optional Cash Payments: Participants may make optional cash payments, subject to minimum and maximum amounts, for the purchase of additional Common Stock at 100% of the Market Price Average or the Market Purchase Price, as applicable (as defined in Question 11) , whether or not they elect to reinvest dividends.

     No Brokerage Commission to Participants: No brokerage commission or service charge is paid by participants in connection with purchases under the Plan, except as provided in Question 9.

     Fractional Share Accounting: Full investment of funds is possible because the Plan permits fractional shares, as well as whole shares, to be credited to participants' accounts. In addition, dividends on all whole and fractional shares held in the Plan will be reinvested in additional shares of Common Stock, which will also be credited to participants' accounts.

     Simplified Recordkeeping: Participants will receive periodic statements of account that reflect all current activity, including purchases of shares of Common Stock and latest Plan account balance.

     Certificate Safekeeping: since certificates will not be issued to participants until requested, participants avoid the necessity for safekeeping of certificates for shares of Common Stock credited to their accounts under the Plan.

ADMINISTRATION

3.   Who administers the Plan?

     Registrar and Transfer Company (the "Administrator") administers the Plan, maintains records, sends statements of accounts to participants, and performs other duties relating to the Plan. In addition, the Administrator will purchase shares of Common Stock (other than those shares purchased directly from the Company) for participants and will hold and act as custodian for shares purchased under the Plan.

     The Company reserves the right to make such other arrangements for the administration of the Plan as it deems appropriate.

PARTICIPATION
023.

4.   Who is eligible to participate in the Plan?

     All shareholders of record are eligible to participate in the Plan. Shareholders of record who participate in the Plan are sometimes hereinafter referred to as "participants."

     Beneficial owners whose shares of Common Stock are registered in names other than their own (e.g., in the name of a broker or other nominee) must either make appropriate arrangements with their broker or other nominee to participate in the Plan on their behalf or must have their shares transferred into their names in order to be eligible to participate directly in the Plan. Indirect participation in the Plan by beneficial owners through brokers or other nominees may be on terms and conditions which differ from those set forth in this Prospectus, in which case the terms and conditions established by each broker or other nominee will govern. Such terms and conditions may include limitations on participation in the Plan and the requirement that the beneficial owner pay a commission or service charge to the broker or other nominee. Certain features of the Plan, including investment of optional cash payments, may not be available to beneficial owners participating indirectly in the Plan through brokers or other nominees. The Company may from time to time enter into arrangements with brokers or other nominees in order to facilitate indirect participation in the Plan by beneficial owners. Such arrangements may require payment of service charges by the Company to the broker or other nominee and indemnification of the broker or other nominee against securities law claims in connection with its participation in the Plan.
The Company has not entered into any such arrangements as of the date of this Prospectus.

     The right to participate in the Plan is not transferable apart from a transfer of a participant's underlying shares of Common Stock.

     Shareholders who reside in jurisdictions in which it is unlawful for the Company to permit their participation are not eligible to participate in the Plan.

5.   How does an eligible shareholder become a participant?

     A shareholder of record of Common Stock may enroll in the Plan by completing an Authorization Form and returning it to the Administrator.
A postage paid return envelope is provided for this purpose. Authorization Forms may be obtained at any time by shareholders by written request to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016 or by calling the Company's Investor Relations Department at 1-800-333-3377 ext. 2020.

     If a shareholder returns a properly executed Authorization Form to the Administrator without electing an investment option, such Authorization Form will be deemed to indicate the intention of such shareholder to apply all cash dividends and optional cash payments toward the purchase of additional shares of Common Stock.

6.   When may an eligible shareholder become a participant?

     An eligible shareholder of Common Stock may join the Plan at any time. If an Authorization Form requesting reinvestment of cash dividends is received by the Administrator on or before the record date established for a particular dividend, reinvestment of dividends will commence on that dividend payment date. If an Authorization Form is received from a shareholder after the record date established for a particular cash dividend, the reinvestment of dividends will begin on the dividend payment date following the next record date provided such shareholder is still a holder of record. See Question 17 for instructions concerning optional cash payments.

     Dividend record dates and the related payment dates for any cash dividends which may be declared on Common Stock have been or are anticipated to be as follows for 1997:

          RECORD DATE              PAYMENT DATE

          February 20, 1997        March 7, 1997
          May 20, 1997             June 6, 1997
          August 20, 1997          September 5, 1997
          November 20, 1997        December 5, 1997

     It is anticipated that record dates and payment dates for any cash dividends which may be declared on Common Stock in the future will be at approximately the same times of the year as listed above.

     Once in the Plan, a shareholder will remain a participant until such time as the shareholder elects to discontinue participation or the Plan is terminated. See Question 19 regarding termination of participation in the Plan.

7.   What does the Authorization Form provide?

     The Authorization Form serves to initiate participation in the Plan. Specifically, the Authorization Form appoints the Administrator as agent for the participant and directs the Company to pay the Administrator each participant's cash dividends on all Participating Shares as well as on all Plan Shares. The Authorization Form directs the Administrator to purchase additional shares of Common Stock in accordance with each participant's election of one of the following investment options:

     a. Dividend Reinvestment/Optional Cash Payments -- Cash dividends on all or any portion of common Stock registered in the participant's name, as well as all Plan Shares credited to a participant's account, will be reinvested in Common Stock at 100% of the Market Price Average or the Market Purchase Price, as applicable (each as defined in Question 11). If a participant elects not to reinvest dividends on all shares of Common Stock registered in such participant's name, the participant will continue to receive a quarterly check for dividends on non-Participating Shares. Optional cash payments of not less than $100 each, nor more than, at the Company's option, $10,000 in any calendar quarter (but in any event no more than an aggregate of $25,000 per calendar year), will be invested in Common Stock at 100% of the Market Price Average or the Market Purchase Price, as applicable; or

     b. Optional Cash Payment Only -- Optional cash payments of not less than $100 each, nor more than, at the Company's option, $10,000 in any calendar quarter (but in any event no more than an aggregate of $25,000 per calendar year), will be invested in Common Stock at 100% of the Market Price Average or the Market Purchase Price, as applicable. Under this option, a participant continues to receive checks for dividends on Common Stock registered and held in the participant's name. However, once purchased pursuant to the Plan, such additional shares of Common Stock will be credited to the participant's Plan account and will be considered Plan Shares. As Plan Shares, the dividends on such shares will be automatically reinvested in additional shares of Common Stock. If a participant wishes to receive cash payments of dividends on Plan Shares, he or she must withdraw such shares from the Plan by written notification to the Administrator at the address set forth in Question 5. See Question 19 regarding withdrawal of shares from the Plan account.


8.   How may a participant change options under the Plan?

     Participants may change their investment options at any time by completing a new Authorization Form and returning it to the Administrator at the address specified in Question 5.

COSTS

9. Are there any expenses to participants in connection with purchases under the Plan?

     There are no brokerage fees on purchases of Common Stock under the Plan for participants. All costs of administration of the Plan will be paid by the Company. However, (a) beneficial owners who arrange to participate indirectly in the Plan through a broker or other nominee may be required to pay a commission or service charge to such broker or nominee in connection with such participation (see Question 4) and (b) participants who request stock certificates may incur expenses related to such request (see Question 13).

PURCHASES

10. How many shares of Common Stock will be purchased for a participant?

     A participant's account will be credited with the number of shares of Common Stock, including fractional shares computed to four decimal places, equal to the total amount invested by such participant divided by the Market Price Average, or the Market Purchase Price, as applicable. The amount of dividends for purposes of this computation will include cash dividends payable on all Participating Shares and Plan Shares in a participant's Plan account, whether purchased with reinvested dividends or with optional cash payments.

11. What will be the price per share of Common Stock purchased under the Plan?

     The price to the participant of shares of Common Stock purchased pursuant to the Plan with reinvested cash dividends or with optional cash payments will be the "Market Price Average" which is the average of the daily high and low sales prices on the dividend payment date. In the case of open market purchases, the price will be the weighted average purchase price excluding transaction costs (the "Market Purchase Price").

12. What is the source of shares of Common Stock purchased under the Plan?

     At the option of the Company, shares of Common Stock purchased under the Plan will (a) come from the authorized but unissued shares of the Company or shares held by the Company as treasury stock, (b) be purchased in the open market or (c) be a combination of the foregoing.

     Purchases on the open market will begin on the relevant dividend payment date and will be completed no later than 30 days from such date except where completion at a later date is necessary or advisable under any applicable federal securities laws. Such purchase may be made on any securities exchange where such shares are traded, in the over-the-counter market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as the Administrator may agree. Neither the Company nor any participant shall have any authority or power to direct the time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

CERTIFICATES

13. Will certificates be issued for shares of Common Stock purchased under the Plan?

     Generally, certificates for Plan Shares will not be issued to participants but will be registered in the name of the Administrator as agent for the participants. This will relieve participants of the responsibility for the safekeeping of multiple certificates for shares purchased and protect against loss, theft, or destruction of such certificates. The number of shares of Common Stock credited to an account under the Plan, however, will be shown on the participant's statement of account. At any time upon written request of a participant to the Company, certificates for any number of whole shares of Common Stock credited to such participant's account under the Plan will be issued to such participant. Participants may incur a fee for this service. Any remaining whole shares of Common Stock for which certificates are not requested and any fractional shares of Common Stock will continue to be credited to the participant's account under the Plan. Certificates for fractional shares of Common Stock cannot be issued under any circumstances.

     At its discretion, the Company may institute procedures other than those described above with respect to participation in the Plan by brokers or other nominees on behalf of beneficial owners.

14. In whose name will accounts be maintained and certificates registered when issued?

     Participant accounts will be maintained in the same name as shown on the Company's stockholder records. Certificates for whole shares of Common Stock will similarly be registered in that name when issued. Upon written request, certificates can also be registered and issued in names other than the account name, subject to compliance with any applicable laws and the payment by the participant of any applicable taxes, provided that the request bears the signature of the participant and such signature is properly guaranteed by members of Medallion Programs approved by the Securities Transfer Association. If any part of a participant's name is incorrect, the participant should contact the Administrator for assistance in making a correction or change.

DIVIDEND REINVESTMENT



15.     How does dividend reinvestment work?

     The Administrator will use the aggregate dollar amount of the dividends payable on the Common Stock which participants have elected to reinvest to purchase Common Stock either (a) from the Company constituting either authorized but unissued shares or shares held by the Company as treasury stock or (b) in the open market, in each case, at the applicable price per share computed as in Question 11.

16.     When will dividends be reinvested?

     In the case of shares purchased from the Company, the Administrator will reinvest the dividends on the date that dividends are paid on Common Stock. This date is set by the Company, and is usually in the first week of March, June, September, and December. In the case of open market purchases, such purchase will begin on the relevant dividend payment date and be completed no later than 30 days thereafter as described in Question 12.

OPTIONAL CASH PAYMENTS

17.     How do optional cash payments work?

     All eligible holders of record of Common Stock who have submitted a signed Authorization Form are eligible to make optional cash payments at any time. Any number of optional cash payments may be made during the 30 day period prior to the next dividend payment date. Optional cash payments received by the Administrator at least one business day prior to the applicable dividend payment date will be invested in additional Common Stock on such dividend payment date, along with the reinvestment of dividends. No interest will be paid on optional cash payments received but not yet invested. Therefore, it is suggested that any optional cash payments that a participant wishes to make be sent so as to be received by the Company shortly before the dividend payment date. Optional cash payments may not be less than $100 each. The same amount of optional cash payments need not be sent each time a payment is made, and there is no obligation to make any cash payment at all. All optional cash payments must be sent to the Administrator and made by check or money order payable to the Administrator. Other forms of payment may be made, but only if approved in writing in advance by the Administrator. To ensure proper and timely crediting of optional cash payments, participants should indicate on the face of checks, "DRP - optional cash payment," or otherwise identify the purpose of the payment.

     Payments of less than $100 and payments received too late to be invested on the dividend payment date will be returned to the participant. Optional cash payments will not be invested and will be returned to the participant upon the participant's request if such request is received by the Administrator no later than 48 hours prior to the close of business on the applicable dividend payment date.

     The Company reserves the right and option, in its sole discretion, to limit optional cash payments with respect to any participant to $10,000 in any calendar quarter (but in any event to an aggregate of $25,000 per calendar year). Any optional cash payments not accepted for investment in additional Common Stock will be returned to the participant.

REPORTS TO PARTICIPANTS

18.     What reports will be issued?

     Each participant in the Plan will receive after each dividend payment date a detailed statement showing the status of the account at that time. The statement will show the amount of the purchase, the price per share, either the Market Price Average or the Market Purchase Price, as applicable, of the Common Stock on the dividend payment date, the number of shares purchased or withdrawn, and the total number of Participating Shares and Plan Shares held for the participant by the Plan. All year-to-date transactions in the account will be included. The Company may amend the form of the statement from time to time, and may include other information or limit the information given. The Company will take such actions as may be necessary to conform the statement to, and provide it in accordance with, any requirements of the Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder. Participants will continue to receive copies of all materials normally sent to non-participating shareholders, including the Company's annual report, interim reports, and notice of annual meeting and proxy statement.

     Statements should be retained by participants for income tax purposes.

WITHDRAWAL

19. How and when may a participant withdraw shares from the Plan or terminate participation in the Plan?

     Participants may withdraw all or a portion of Participating Shares and Plan Shares from the Plan at any time by forwarding a written request to the Administrator, indicating in such request the number of shares to be withdrawn. Such written request must be addressed to the Administrator at the address given in Question 5 above. If a participant's notice of withdrawal is not received by the Administrator at least five business days prior to the record date (normally during the first week of a calendar quarter) for a particular dividend, the next dividend will be reinvested for such participant's Plan account. The withdrawal of shares from a participant's Plan account does not constitute termination of participation in the Plan. Dividends on Participating Shares and Plan Shares retained in the Plan account will continue to be reinvested.

     Requests for termination of participation in the Plan must be in writing and must be received by the Administrator at least five business days prior to the record date (normally during the first week of the calendar quarter) for a particular dividend to ensure complete termination before the dividend payment date. If a request for termination is received less than five business days prior to the record date for a particular dividend, the next dividend will be reinvested for such participant's Plan Account and it will be necessary to delay the distribution due upon termination until after the dividend payment date.

     If a participant withdraws all Participating shares and Plan Shares from the Plan and requests to terminate participation in the Plan, or if the Company terminates the Plan, certificates for whole shares of Common Stock credited to the account of the participant under the Plan will be issued and cash will be remitted in an amount equal to the market value of any fractional share (see Question 13).

     In the event that a participant withdraws only a portion of the shares from the Plan, or withdraws all shares held in the Plan but does not request to terminate participation in the Plan, certificates for such shares will be issued by the Company as described in Question 13, but the Plan will otherwise remain in effect for such participant.

     In the request for withdrawal from the Plan, a participant may direct the Administrator to sell the shares to be withdrawn. Similarly, in the request for termination of participation in the Plan, a participant may direct the Administrator to sell such participant's shares. In either case, the Administrator will engage a broker to make such a sale in the market at the prevailing market price as soon as practicable after receipt of the request. Participants will receive the proceeds of the sale, less any brokerage commission and transfer tax as soon as practicable thereafter.

FEDERAL INCOME TAX CONSEQUENCES

20. What are the Federal income tax consequences of participation in the Plan?

Automatic Reinvestment of Dividends

     With respect to dividends used to purchase shares from the Company, a participant in the Plan will generally be treated for Federal income tax purposes as having received a dividend equal to the Market Price Average multiplied by the number of whole and fractional shares purchased with such reinvested dividends on the dividend payment date. A participant's tax basis in those shares will also equal such Market Price Average multiplied by the number of whole and fractional shares purchased with such reinvested dividends on the dividend payment date.

     With respect to dividends used by the Administrator to purchase shares in the open market, a participant in the Plan will generally be treated for Federal income tax purposes as having received a dividend equal to the full amount of the cash dividend used to purchase such shares plus a proportionate share of the brokerage fees and service charges attributable to such purchase. A participant's tax basis in the purchased shares will equal the Market Purchase Price for such shares plus that portion of the brokerage fees and service charges attributable to such shares.

     If all or a portion of a dividend paid by the Company is treated for Federal income tax purposes as a return of capital because it exceeds the available earnings and profits of the Company, the treatment of a participant in the Plan will be different than the treatment described above. Generally, the participant will not recognize taxable income with respect to the portion of such dividend treated as a return of capital, and a portion of the tax basis attributable to the participant's existing shares will be allocated to the whole and fractional shares purchased with such portion of the reinvested dividends. If, however, the amount of such portion exceeds the tax basis of the participant's existing shares, under certain circumstances, it is possible that the participant will be treated for Federal income tax purposes as having a capital gain equal to all or a portion of such reinvested dividends.

Optional Purchases

     Participants will recognize no income for Federal income tax purposes on the optional purchase of shares other than any brokerage fees and/or service charges paid by the Company where the shares are purchased in the open market. A participant's tax basis in the shares will be equal to the amount of the optional cash payment used to purchase the shares plus any brokerage commissions and/or service charges paid by the Company.

General

     Upon withdrawal from the Plan, a participant will not recognize any taxable income when certificates for whole shares credited to the participant's account under the Plan are issued to the participant. Gain or loss will be recognized by the participant when shares are sold by the participant after withdrawal of shares from the Plan. The amount of such gain or loss will be the difference between the amount realized by the participant on the sale of such shares and the tax basis thereof. A participant who receives a cash payment for a fractional share will realize gain or loss with respect to such fractional share in the same manner as applies to the sale of whole shares, unless such payment is treated as a dividend for tax purposes, in which case the entire amount of such payment will constitute taxable income if paid out of current or accumulated earnings and profits of the Company.

     Dividends available for reinvestment are subject to backup withholding if a participant is so subject. In addition, in the case of foreign shareholders whose dividends are subject to U.S. Federal income tax withholding, the Company will reinvest dividends, less the amount of tax to be withheld. Participants should seek advice with respect to such matters from their own tax advisors.

OTHER INFORMATION

21. What happens when a participant sells or transfers all of the shares registered in the participant's name?

     If a participant sells or transfers all Participating Shares but maintains Plan Shares in the Plan account, the Company will continue to reinvest dividends on that balance and continue to accept optional cash payments for the account until the participant withdraws all Plan Shares credited to the Plan account.


22. What happens if the Company issues a stock dividend, declares a stock split, offers stock rights, or makes some other type of distribution or offering of the Company's Common Stock?

     Participants will be treated the same as all other holders of Common Stock in the event the Company pays a stock dividend, declares a stock split, offers stock rights, or makes some other type of distribution or offering to shareholders. At its discretion, the Company may either credit the participant's account or distribute all or a portion of such stock, property, or rights (including the amount allocable to Common Stock held in the Plan) directly to the participant.

23. How will a participant's shares of Common Stock be voted at meetings of shareholders?

     Each participant will be furnished a proxy card and will be entitled to vote any whole Plan Shares held in the Plan as well as all Participating Shares and non-participating shares registered in the participant's name
If the proxy card is properly signed, the participant's proxy will be voted in accordance with the instructions on the proxy card. If a properly signed proxy card is returned without instructions, all whole Plan Shares will be voted in accordance with the recommendations of the Company's Board of Directors in the same manner as for Participating Shares and non-participating shares registered in the name of the participant. If the proxy card is not returned, or is returned unsigned, none of the participant's shares under the Plan will be voted unless the participant, or a duly appointed representative, votes in person at the meeting.

24. What are the responsibilities of the Company and the Administrator under the Plan?

     In administering the Plan, the Company and the Administrator will not be liable for any act done in good faith or for any good faith omission to act. Participants should recognize that an investment in shares of Common Stock under the Plan is no different from an investment in shares held directly and that neither the Company nor the Administrator can assure a profit or protect against loss on the Common Stock purchased under the Plan. Shareholders are cautioned that this Prospectus does not represent a change in the Company's dividend policy nor a guarantee of future dividends, which will continue to depend upon the Company's earnings, financial requirements, governmental regulations and other factors.

25. Can the Company or the Administrator terminate a participant's interest in the Plan?

     The Company or the Administrator may terminate any participant's participation in the Plan at any time for any reason, including, without limitation, arbitrage-related activities or transactional profit activities, by notice in writing mailed to the participant. In such event the Administrator will follow the procedures for termination set forth in Question 19.

26.     What if a participant dies?

     In the event of the death of a participant, the account will continue to be administered according to the decedent's prior instructions until the Company receives other instructions including a death certificate from the duly authorized representative of the decedent's estate.

27.     May the Plan be changed or discontinued?

     The Company reserves the right to amend, suspend, modify, or terminate the Plan at any time. Notice of any such amendment, suspension, modification, or termination will be sent to all participants. Upon a termination of the Plan, except in the circumstances described below, any uninvested optional cash payments will be returned, a certificate for any whole Plan Shares credited to the participant's Plan account will be issued, and a cash payment will be made for any fractional share credited to the participant's account.

     In the event the Company terminates the Plan for the purpose of establishing another dividend reinvestment and Common Stock purchase plan, participants in the Plan will be enrolled automatically in such other plan and Plan Shares credited to their Plan accounts will be credited automatically to such other plan, unless notice is received to the contrary.

     THE COMPANY RESERVES THE RIGHT TO TERMINATE ANY PARTICIPANT'S PARTICIPATION IN THE PLAN AT ANY TIME. ANY QUESTIONS OR INTERPRETATION ARISING UNDER THE PLAN SHALL BE DETERMINED BY THE COMPANY AND ANY SUCH DETERMINATION SHALL BE FINAL.

28.     Who interprets and regulates the Plan?

     The Plan, the Authorization Form, and each participant's account shall be governed by and construed in accordance with the laws of the State of New York and applicable state and Federal securities laws and cannot be modified orally. The Company reserves the right to interpret and regulate the Plan as deemed desirable or necessary. Any such interpretation and regulation will be final and binding on the Company and all participants.

29. How may shareholders obtain answers to other questions regarding the Plan?

     Any additional questions should be addressed to: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016 or by calling the Company's Investor Relations Department at 1-800-333-3377 ext. 2020.

30.     What are some of the responsibilities of participants?

     Participants will have no right to draw checks or drafts against their Plan account or to give instructions to the Administrator with respect to any shares of Common Stock or cash held therein except as expressly provided herein.

     Participants should notify the Administrator promptly in writing of any change of address. Notices to participants will be given by letter addressed to them at their last address of record with the Administrator under the Plan.

                      DESCRIPTION OF COMMON STOCK

     The following description of the Company's Common Stock does not purport to be complete and is subject to the detailed provisions of the Delaware General Corporation Law, the Company's certificate of incorporation (the "Charter") and the terms of the UDS Rights Agreement (as defined below under "Rights Agreement").

     The Company's authorized capital stock consists of 250,000,000 shares of Common Stock, of which 74,870,755 shares were issued and outstanding on June 30, 1997, and 25,000,000 preferred shares, of which 1,724,400 were issued and outstanding on June 30, 1997.

Common Stock

     Dividend Rights. Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board, out of funds legally available therefor, subject, however, to the rights relating to any outstanding preferred stock of the Company.

     Voting Rights. Subject to the rights, if any, of the holders of any series of preferred stock of the Company, all voting rights are vested in the holders of Common Stock, each share being entitled to one vote on each matter presented for a vote, including the election of directors. The Board, which currently consists of 12 directors, is divided into three classes of directors with the term of one class expiring at each annual meeting of stockholders. Because holders of Common Stock do not have cumulative voting rights, the holders of a plurality of the Common Stock represented at a meeting can elect all the directors standing for election at such meeting.

     Rights upon Liquidation. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock will be entitled to share ratably in assets available for distribution to holders of Common Stock, subject, however, to the rights relating to any outstanding preferred stock of the Company.

     Miscellaneous. Common Stock is not liable for further calls or assessments by the Company and the holders of Common Stock are not liable for any liabilities of the Company. The Common Stock do not have preemptive or other subscription rights, any conversion rights, or any redemption or sinking fund provisions. Registrar & Transfer Company and The R-M Trust Company act as transfer agent and registrar for the Common Stock in the United States and Canada, respectively.

     Rights. For a description of rights which are attached to each outstanding share of Common Stock, see "Rights Agreement."




Rights Agreement

     The Company has entered into a rights agreement with Registrar and Transfer Company, as rights agent. Pursuant to the Rights Agreement, a right initially representing the right to purchase one share of Common Stock (a "Right") at a price of $75 (the "Rights Purchase Price"), exercisable only in certain circumstances, was issued with respect to each share of Common Stock outstanding on June 25, 1992 and will be issued with respect to each share of Common Stock issued by the Company until the earliest of the Distribution Date (as defined below), the redemption of the Rights, or the Rights Expiration Date (as defined below). Rights may also be issued with respect to Common Stock issued after the Distribution Date in certain circumstances. A Right was issued with respect to each share of Common Stock issued to holders of common stock of Diamond Shamrock, Inc. in the merger of Diamond Shamrock, Inc. with and into the Company. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Until the earlier of (i) such time as the Company learns that a person has become a Acquiring Person (as defined below) and (ii) the close of business on such date, if any, as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any person (subject to certain exceptions) for outstanding Common Stock, if upon consummation of such tender or exchange offer such person's beneficial ownership of outstanding Common Stock could equal or exceed such person's Ownership Threshold (as defined below) (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof and not by separate right certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Stock.

     For purposes of the Rights Agreement, (i) the term "Acquiring Person" means, subject to certain exceptions set forth in the Rights Agreement, any person, alone or together with all affiliates and associates of such person, whose beneficial ownership of outstanding Common Stock equals or exceeds such person's Ownership Threshold and (ii) the term "Ownership Threshold" means, with respect to any person, beneficial ownership of the greater of (a) 10% of the outstanding Common Stock or (b) 3% plus the percentage of the outstanding Common Stock beneficially owned by such person on May 10, 1994.

     Pursuant to its terms and with certain limited exceptions, the Rights Agreement may be amended or supplemented by the Company without the approval of any holder of Rights.

     In the event a person becomes a Acquiring Person, the Rights will entitle each holder thereof (other than the Acquiring Person (or any affiliate or associate of such Acquiring Person)) to purchase, for the Rights Purchase Price, that number of shares of Common Stock equivalent to the number of shares of Common Stock which at the time of the transaction would have a market value of twice the Rights Purchase Price. Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

     After there is a Acquiring Person, the Board may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement, and without payment of the Rights Purchase Price.

     In the event that, following a Distribution Date, the Company is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, a publicly traded corporation, or such corporation merges with and into the Company (in certain circumstances), each Right will entitle its holder (subject to the next paragraph) to purchase, for the Rights Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Rights Purchase Price. In the event the Company is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, an entity that is not a publicly traded corporation or such corporation merges with and into the Company (in certain circumstances), each Right will entitle its holder (subject to the next paragraph) to purchase, for the Rights Purchase Price, at such holder's option, (i) that number of shares of such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have a book value of twice the Rights Purchase Price or (ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Rights Purchase Price.

     The Rights are not exercisable until the Distribution Date and will expire on July 6, 2002 (the "Rights Expiration Date") unless earlier redeemed or canceled by the Company as described below. At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and
(ii) the Rights Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Rights Redemption Price"); provided that, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board in office at the commencement of such solicitation, the Rights may only be redeemed if (a) there are directors then in office who were in office at the commencement of such solicitation and (b) the Board, with the concurrence of a majority of such directors then in office, determines that such redemption is, in its judgment, in the best interests of the Company and its stockholders. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and within ten business days, the Company will give notice thereof to holders of Rights.

The Delaware Business Combination Act

     Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") imposes a three-year moratorium on business combinations (as defined) between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15 percent or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (a) prior to an interested stockholder becoming such, the Board of Directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming such, (b) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns 85 percent of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by management, directors and certain employee stock plans) or (c) on or after an interested stockholder becomes such, the business combination is approved by (i) the board of directors and (ii) holders of at least 66-2/3 percent of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

     Business combinations include (a) mergers or consolidations, (b) sales, leases, exchanges or other transfers of ten percent or more of the aggregate assets of the company, (c) issuance or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by an interested stockholder and (e) receipt by an interested stockholder of the benefit (except proportionately as stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

Certain Provisions of the Certificate of Incorporation and By-laws

     The Certificate of Incorporation of the Company (the "Certificate") and By-laws of the Company (the "By-laws") contain certain provisions that may delay, defer or prevent a change in control of the Company and make removal of management of the Company more difficult.

     The Certificate provides that the Board of Directors of the Company is divided into three classes that are elected for staggered three-year terms, with the number of directors in each class to be as nearly equal as possible. The Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders, and may not be taken by written consent of the stockholders. The Certificate also provides that special meetings may be called only by the Chairman of the Board, if there be one, the President or the Board of Directors.

     The Certificate also contains certain "fair price provisions" designed to provide safeguards for stockholders when an "interested stockholder" (defined as a stockholder owning ten percent or more of the Company's voting stock) or its affiliate or associate attempts to effect a "business combination" with the Company. The term "business combination" includes any merger or consolidation of the Company involving the interested stockholder, certain dispositions of assets of the Company, any issuance of securities of the Company, meeting certain threshold amounts, to the interested stockholder, adoption of any plan of liquidation or dissolution of the Company proposed by the interested stockholder and any reclassification of securities of the Company having the effect of increasing the proportionate share of ownership of the interested stockholder. In general, a business combination between the Company and the interested stockholder must be approved by the affirmative vote of 80% of the outstanding voting stock, excluding voting stock owned by such interested stockholder, unless the transaction is approved by a majority of the members of the Board of Directors who are not affiliated with the interested stockholder or certain minimum price and form of consideration requirements are satisfied. See also "The Delaware Business Combination Act."

     The By-laws provide that the Board of Directors shall fix the number of directors and that a stockholder may nominate directors only if written notice is delivered to the Company by such stockholder 60 days in advance of an annual meeting or within ten days after the date of notice by the Company of a special meeting involving the election of directors. The By-laws and Certificate also provide that any newly created directorship resulting from an increase in the number of directors or a vacancy on the Board shall be filled by vote of a majority of the remaining directors then in office, even, in the case of a vacancy other than a newly created directorship, if less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. A director elected by reason of an increase in the number of directors shall be elected until the next election of one or more directors by the stockholders. Directors may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. "Cause" is defined in the Certificate to mean the "wilful and continuous failure of a director to substantially perform such director's duties to the Corporation (including any such failure resulting from incapacity due to physical or mental illness) or the wilful engaging by a director in gross misconduct materially and demonstrably injurious to the Corporation". The Certificate provides that the By-laws and Certificate may not be amended without the approval of at least 80% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class.

     The foregoing provisions, together with the ability of the Board to issue preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of the Company's Common Stock even if such removal or assumption would be beneficial, in the short term, to stockholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.


                              LEGAL OPINION

     Certain legal matters with respect to the Common Stock offered hereby have been passed upon for the Company by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019.

                                 EXPERTS

     The consolidated financial statements of Ultramar Corporation and subsidiaries (Successor Company) and the combined financial statements of Ultramar Corporation (Predecessor Company) appearing in Ultramar Corporation's Annual Report (Form 10-K) for the year ended December 31, 1992, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
No person has been authorized                   2,000,000 SHARES
to give any information or to make
any representation not contained in             ULTRAMAR DIAMOND
this Prospectus in connection with             SHAMROCK CORPORATION
the offer made by this Prospectus,
and if given or made, such informa-
tion or representation must not be                    COMMON STOCK
relied upon as having been autho-                ($.01 PAR VALUE)
rized by the Company.  This Pro-
spectus is not an offer to sell or
a solicitation of an offer to buy
any securities other than those
specifically offered hereby, nor
it such an offer or solicitation in
any jurisdiction to any person to
whom it is unlawful to make such an
offer or solicitation in such jur-        ULTRAMAR DIAMOND SHAMROCK
isdiction.  Neither the delivery            C O R P O R A T I O N
of this Prospectus nor any sale
hereunder shall, under any circum-
stances, create an implication that
there has been no change in the
affairs of the Company or its sub-
sidiaries since the date hereof.

   TABLE OF CONTENTS                              STOCK PURCHASE
                                                       AND
AVAILABLE INFORMATION...........               DIVIDEND REINVESTMENT
INCORPORATION OF CERTAIN                               PLAN
  DOCUMENTS BY REFERENCE........
THE COMPANY.....................                    PROSPECTUS
USE OF PROCEEDS.................
DESCRIPTION OF THE PLAN.........

Purpose.........................
Advantages......................
Administration..................
Participation...................
Costs...........................
Purchases.......................
Certificates....................
Dividend reinvestment...........
Optional cash payments..........
Reports to participants.........
Withdrawal......................
Federal income tax consequences.
Other information...............

DESCRIPTION OF COMMON STOCK.....
LEGAL OPINION...................
EXPERTS.........................                November 3, 1997

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